TERYL RESOURCES CORP.

02015022

SUPPL

December 10, 2001

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

FEB 07 20

Re: Teryl Resources Corp. - File No. 82-2026

Dear Ms. Robson,

Please find enclosed insider reports for Sue Robertson and SMR Investments, Ltd of Teryl Resources Corp. for the month of November 2001.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

jhl
Enclosure

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

NOVEMBER 2001

FEB 07 2

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4296 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 09 11 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: SUSANNE

NO. STREET APT: 120 - 3011 VIKING WAY

CITY: RICHMOND

PROV.: BRITISH COLUMBIA POSTAL CODE: N6V1W1

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ BRITISH COLUMBIA ☐ FEDERAL (☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA) ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☐ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES (☐ NASDAQ ☐ SEC)

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
COMMON	581500							583500	D	
OPTION	500000	PLEASE SEE ATTACHMENT.						500000	D	
COMMON	4751783							4750283	I	SMR INVESTMENTS

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SUSANNE ROBERTSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 12 01

INSIDER TRADING REPORT

TERYL RESOURCES CORP.

SUSANNE ROBERTSON

THE MONTH: NOVEMBER 2001

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit *Price*	Present *Balance*	Owner	Identity
COMMON	581,500	30-Nov-01	10	2,000		$0.07	583,500	0	
OPTION	500,000						500,000	0	
COMMON	4,751,783	1-Nov-01	10	1,000		$0.10	4,752,783	1	SMR INVESTMENTS
COMMON		7-Nov-01	10	10,000		$0.10	4,762,783	1	SMR INVESTMENTS
COMMON		8-Nov-01	10	500		$0.10	4,763,283	1	SMR INVESTMENTS
COMMON		9-Nov-01	10	1,000		$0.10	4,764,283	1	SMR INVESTMENTS
COMMON		9-Nov-01	10		15,000	$0.13	4,749,283	1	SMR INVESTMENTS
COMMON		9-Nov-01	10		25,000	$0.11	4,724,283	1	SMR INVESTMENTS
COMMON		12-Nov-01	10	5,000		$0.10	4,729,283	1	SMR INVESTMENTS
COMMON		14-Nov-01	10	1,000		$0.08	4,730,283	1	SMR INVESTMENTS
COMMON		27-Nov-01	10	2,000		$0.07	4,732,283	1	SMR INVESTMENTS
COMMON		30-Nov-01	10	18,000		$0.07	4,750,283	1	SMR INVESTMENTS

NOVEMBER 2001

FEB 07 '02

INSIDER REPORT

(See instructions on the back of this report)

Clear Form

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA, the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4298 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 09 11 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SMR INVESTMENTS LTD.

GIVEN NAMES:

NO. STREET APT: 120 - 3011 VIKING WAY

CITY: RICHMOND

PROV.: BRITISH COLUMBIA POSTAL CODE: V6V 1W1

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☐ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	4751783	PLEASE SEE ATTACHMENT						4750283	D	

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 12 01

FIN 2036 Rev. 05/2/22 HB — 184   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER TRADING REPORT

TERYL RESOURCES CORP.

SMR INVESTMENTS LTD.

THE MONTH: NOVEMBER 2001

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	4,751,783	1-Nov-01	10	1,000		$0.10	4,752,783	0	
COMMON		7-Nov-01	10	10,000		$0.10	4,762,783	0	
COMMON		8-Nov-01	10	500		$0.10	4,763,283	0	
COMMON		9-Nov-01	10	1,000		$0.10	4,764,283	0	
COMMON		9-Nov-01	10		15,000	$0.13	4,749,283	0	
COMMON		9-Nov-01	10		25,000	$0.11	4,724,283	0	
COMMON		12-Nov-01	10	5,000		$0.10	4,729,283	0	
COMMON		14-Nov-01	10	1,000		$0.08	4,730,283	0	
COMMON		27-Nov-01	10	2,000		$0.07	4,732,283	0	
COMMON		30-Nov-01	10	18,000		$0.07	4,750,283	0	